UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

Fundrise Growth eREIT III, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10926

Delaware	83-2162909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, latest results discussed below are as of June 30, 2020. The consolidated financial statements included in this filing as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT III, LLC is a Delaware limited liability company formed on October 5, 2018 to originate, invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. We use substantially all of the net proceeds raised from our initial and subsequent offerings (the “Offerings(s)”) to invest in residential rental properties, real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt), and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Growth eREIT III”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT III, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and December 31, 2019, we had raised total gross offering proceeds of approximately $49.3 million and $46.3 million, respectively, from settled subscriptions (including $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,926,000 and 4,628,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2020, approximately $1.4 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2019, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually). Our Manager has initially determined to adjust the per share purchase price semi-annually as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to the greater of (i) $10.00 per share or (ii) the sum of our net asset value ("NAV") divided by the number of our common shares outstanding as of the end of the prior semi-annual period ("NAV per share").

Below is the semi-annual NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2019	$10.00	Form 1-U
June 30, 2020	$10.45	Form 1-U

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On January 13, 2020, we paid out our first distribution to shareholders for the distribution period of November 1, 2019 through November 30, 2019. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
11/01/2019 - 11/30/2019	0.0010958904	10/31/2019	01/13/2020	4.00%	Form 1-U
12/01/2019 - 12/30/2019	0.0019178082	11/26/2019	01/13/2020	7.00%	Form 1-U
12/31/2019 (5)	0.0310216148	12/26/2019	01/13/2020	(5)	Form 1-U
01/01/2020 - 01/31/2020	0.0009589041	12/23/2019	04/09/2020	3.50%	Form 1-U
02/01/2020 - 02/29/2020	0.0008219178	01/29/2020	04/09/2020	3.00%	Form 1-U
03/01/2020 - 03/31/2020	0.0013698630	02/26/2020	04/09/2020	5.00%	Form 1-U
04/01/2020 - 04/30/2020	0.0000000000	N/A	N/A	0.00%	N/A
05/01/2020 - 05/31/2020	0.0000000000	N/A	N/A	0.00%	N/A
06/01/2020 - 06/30/2020	0.0000000000	N/A	N/A	0.00%	N/A
07/01/2020 - 07/31/2020	0.0004109589	06/29/2020	10/21/2020	1.50%	Form 1-U
08/01/2020 - 08/31/2020	0.0012328767	07/30/2020	10/21/2020	4.50%	Form 1-U
09/01/2020 - 10/01/2020	0.0013698630	08/28/2020	10/21/2020	5.00%	Form 1-U
Weighted Average	0.0009252519 (3)			3.38% (4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2019 through October 1, 2020.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.
(5)	On December 26, 2019, the Manager of the Company declared a distribution of $0.0310216148 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019, and the distribution was paid on January 13, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We have resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, and combined with the change in processing redemptions quarterly instead of monthly and increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased on the consolidated balance sheet from December 31, 2019 to June 30, 2020.

As of June 30, 2020, approximately 443,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from cash flow distributions from equity method investees, rent from real estate properties, and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On February 22, 2019, we substantially commenced operations. For the six months ended June 30, 2020 and 2019, we recognized total net loss of approximately $(647,000) and (638,000), respectively.

Revenue

Rental Income

For the six months ended June 30, 2020 and 2019, we earned rental income of approximately $44,000 and $14,000, respectively from the operations of rental real estate properties. The increase in rental income is due to the full six months of rental income recognized for the sole rental real estate property as of June 30, 2020 compared to only approximately three months of rental income recognized for the six months ended June 30, 2019, as the asset was acquired on March 28, 2019.

Equity in Earnings (Losses)

For the six months ended June 30, 2020 and 2019, we had equity in earnings (losses) of approximately $(330,000) and $(681,000) from our equity method investees, respectively. The decrease in equity in earnings (losses) is primarily attributable to one investment that was acquired on June 28, 2019 that had an origination cost of $818,000 for the period from June 28, 2019 (inception) to June 30, 2019 as compared to the full six months of operations for the six months ended June 30, 2020.

Other Income

For the six months ended June 30, 2020 and 2019, we recognized other income of approximately $6,000 and $120,000, respectively. The decrease in other income primarily relates to the decrease in dividends earned on our money market investments as we deployed more capital into our real estate investments.

Expenses

General and Administrative

For the six months ended June 30, 2020 and 2019, we incurred general and administrative expenses of approximately $153,000 and $80,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative costs are primarily attributable to diligence costs on investment properties that were ultimately not acquired.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2020 and 2019, we incurred asset management fees to our Manager of approximately $191,000 and $0, respectively. The increase in the amount of asset management fees is due to the fee being charged by the Manager for the period beginning October 1, 2019.

Property Operating and Maintenance

For the six months ended June 30, 2020 and 2019, we incurred property operating and maintenance expenses of approximately $14,000 and $2,000, respectively. The increase in expense is due to the sole rental real estate property being acquired on March 28, 2019, and therefore the six months ended June 30, 2020 contained six months of operations, while the six months ended June 30, 2019 only contained approximately three months of operations.

Depreciation and Amortization

For the six months ended June 30, 2020 and 2019, we incurred depreciation and amortization expenses of approximately $9,000 and $9,000, respectively.

Our Investments

As of June 30, 2020, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Type Of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
NP 84(2)	Mansfield, TX	Multifamily	04/01/2019	$5,747,500	Initial	Update
RSE SW4 Controlled Subsidiary	Dallas-Fort Worth MSA	Multifamily	06/28/2019	$40,877,070	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On June 20, 2019, our investment in NP 84, LLC was fully distributed to us.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost	Projected Exit Price	Projected Hold Period	Overview (Form 1-U)
RSE E353 Controlled Subsidiary	Los Angeles, CA	Multifamily	1,800	03/28/2019	$775,000	$20,000	$1,139,000-$1,485,000	10 Years	Initial

As of June 30, 2020, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending, LLC.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we had deployed approximately $43.9 million for three investments and had approximately $3.9 million in cash and cash equivalents. As of June 30, 2020, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding Company level debt as of September 16, 2020 and June 30, 2020. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the relative stability of residential real estate markets, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the Company is well positioned to withstand potential economic shocks or slowdown in the economy.

First, approximately 100% of the Company’s investments are invested in rental property and apartment development. Housing, like food, is a basic good rather than a discretionary expense so we believe that it should perform more resiliently in a downturn. Second, management has consistently sought to lock in long-term, fixed interest rates at moderate levels of leverage and in-place loan extensions on apartment acquisitions in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly probable. Our belief is a portfolio of apartments is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to maintain interest rates near zero for a number of years and continue to inject more liquidity into the market (similar to previous quantitative easing). Historically when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

There have been no real estate investments acquired by or repaid to the Company since June 30, 2020 through September 16, 2020.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2020	Beginning on July 1, 2020 the per share purchase price of our common shares was updated to $10.45 due to a semi-annual change in NAV. More information can be found here.

Status of our Offering	09/16/2020	As of September 16, 2020, we had raised total gross offering proceeds of approximately $49.3 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,928,000 of our common shares.

Additional Contribution to National Lending	07/15/2020	On July 15, 2020, the Company made an additional contribution of approximately $131,000 to National Lending, bringing its total contributions to approximately $2.3 million.

Declaration of August 2020 Distributions	07/30/2020	On July 30, 2020, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2020 and ending on August 31, 2020. More information can be found here.

Declaration of September 2020 Distributions	08/28/2020	On August 28, 2020, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2020 and ending on October 1, 2020. More information can be found here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT III, LLC

Fundrise Growth eREIT III, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (*)
ASSETS
Cash and cash equivalents	$3,897	$2,475
Other assets	14	10
Investments in equity method investees	40,002	40,945
Investments in rental real estate properties, net	833	817
Total Assets	$44,746	$44,247

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$73	$100
Due to related party	424	98
Settling subscriptions	-	5
Distributions payable	60	684
Redemptions payable	2,076	317
Below-market leases, net	28	41
Total Liabilities	2,661	1,245

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 4,926,393 and 4,627,780 shares issued and 4,483,694 and 4,446,928 shares outstanding as of June 30, 2020 and December 31, 2019, respectively	48,890	46,255
Redemptions - common shares	(4,330)	(1,784)
Retained Earnings (Accumulated deficit)	(2,475)	(1,469)
Total Members’ Equity	42,085	43,002
Total Liabilities and Members’ Equity	$44,746	$44,247

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Six Months Ended June 30, 2019 (unaudited)
Income (loss)
Rental income	$44	$14
Equity in earnings (losses)	(330)	(681)
Other income	6	120
Total income (loss)	(280)	(547)

Expenses
Depreciation and amortization	9	9
Property operating and maintenance	14	2
Asset management and other fees – related party	191	-
General and administrative expenses	153	80
Total expenses	367	91

Net income (loss)	$(647)	$(638)

Net income (loss) per common share	$(0.14)	$(0.42)
Weighted average number of common shares outstanding	4,590,248	1,528,565

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2020 and 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2019	4,446,928	$44,471	$(1,469)	$43,002
Proceeds from issuance of common shares	298,613	2,986	-	2,986
Offering costs	-	(352)	-	(352)
Distributions declared on common shares	-	-	(359)	(359)
Redemptions of common shares	(261,847)	(2,545)	-	(2,545)
Net income (loss)	-	-	(647)	(647)
June 30, 2020	4,483,694	$44,560	$(2,475)	$42,085

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2018	500	$5	$-	$5
Proceeds from issuance of common shares	4,356,039	43,560	-	43,560
Redemptions of common shares	(15,727)	(157)	-	(157)
Net income (loss)	-	-	(638)	(638)
June 30, 2019	4,340,812	$43,408	$(638)	$42,770

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Six Months Ended June 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(647)	$(638)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	9	9
Intangible lease amortization	(13)	(1)
Organizational expense	14	-
Equity in (earnings) losses	330	681
Change in assets and liabilities:
Net (increase) decrease in other assets	(4)	(63)
Net increase (decrease) in accounts payable and accrued expenses	(49)	102
Net increase (decrease) in due to related party	4	1
Net cash provided by (used in) operating activities	(356)	91
INVESTING ACTIVITIES:
Investment in equity method investees	(838)	(46,627)
Distributions received from equity method investees	1,451	5,857
Capital expenditures related to rental real estate properties	(14)	-
Investment in rental real estate properties	-	(770)
Net cash provided by (used in) investing activities	599	(41,540)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	2,980	43,560
Cash paid for shares redeemed	(786)	(71)
Proceeds from settling subscriptions	-	961
Distributions paid	(982)	-
Offering costs paid	(33)	-
Net cash provided by (used in) financing activities	1,179	44,450

Net increase (decrease) in cash and cash equivalents	1,422	3,001
Cash and cash equivalents, beginning of period	2,475	5
Cash and cash equivalents, end of period	$3,897	$3,006

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions payable	$60	$-
Redemptions payable	$2,076	$86
Distributions reinvested in Fundrise Growth eREIT III, LLC through programs offered by Fundrise Advisors, LLC	$1	$-
Offering costs payable	$11	$-
Offering costs accrued	$322	$-
Accrued capital expenditures	$11	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT III, LLC was formed on October 5, 2018, as a Delaware limited liability company and commenced operations on February 22, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT III, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Investments in rental real estate properties may consist of land, homes, office and commercial space, townhomes and condominiums, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the six months ended June 30, 2020 and the year ended December 31, 2019. We hold substantially all of our assets directly, and as of June 30, 2020 have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $3.5 million of shares on March 10, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2020 and December 31, 2019, after redemptions, the Company has net common shares outstanding of approximately 4,484,000 and 4,447,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2020 and December 31, 2019, the Sponsor owned 500 common shares. In addition, as of June 30, 2020 and December 31, 2019, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2020 and December 31, 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $44.9 million and $44.5 million, respectively, and the total amount of settling subscriptions was approximately $0 and $5,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company's Manager has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2020 and for the year ended December 31, 2019, approximately $1,000 and $0, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2019 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

As of June 30, 2020 and December 31, 2019, the Manager had incurred cumulative organizational and offering costs of approximately $325,000 and $293,000, respectively, on behalf of the Company. The Hurdle Rate was met as of June 30, 2020, and approximately $322,000 and $0 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2020 and December 31, 2019, respectively. During the six months ended June 30, 2020 and 2019, the Company made no offering cost reimbursements to the Manager. As such, approximately $322,000 and $0 remained payable to the Manager as of June 30, 2020 and December 31, 2019, respectively. Of the total costs due to the Manager as of June 30, 2020 and December 31, 2019, approximately $14,000 and $0, respectively, were related to organizational costs and included as a general and administrative expense in the consolidated statements of operations.

As of June 30, 2020 and December 31, 2019, the Company directly incurred cumulative offering costs of approximately $67,000 and $23,000, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2020 and 2019.

Rental Real Estate Properties

Our investments in residential rental properties may include the acquisition of homes, townhomes, multifamily units, office space, and condominiums held as rental properties.

Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land, building, and improvements based upon their relative fair values at the date of acquisition.

Upon the acquisition of operating residential rental properties, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above-” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

The value allocated to in-place leases is amortized over the related lease term. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statement of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental income on the Company’s consolidated statement of operations.

Significant improvements to properties are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and those capitalized on an ongoing basis, the useful lives range from 5 years to 40 years.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (“COVID-19”), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2020 and 2019. No gross deferred tax assets or liabilities have been recorded as of June 30, 2020 and December 31, 2019.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within property operating and maintenance expenses in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, in response to the adverse impact of the COVID-19 global pandemic, the FASB issued an update to defer the effective date of the standard to annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in Accounting Standards Codification Topic 840, Leases ("Topic 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the Financial Accounting Standards Board ("FASB") issued a document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under Topic 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Entities making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period. We are evaluating this policy election and have not determined if we will evaluate any lease-related relief we provide to mitigate the economic effects of COVID-19 as a lease modification under Topic 840.  While we did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2020, we are in discussions with tenants and may grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. The nature and financial impact of such rent relief is currently unknown as negotiations are in progress.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Beginning balance	$40,945	$-
New investments in equity method investees	838	48,001
Distributions received	(1,451)	(6,394)
Equity in earnings (losses) of equity method investees	(330)	(662)
Ending balance	$40,002	$40,945

As of June 30, 2020 and December 31, 2019, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, a 51% non-controlling member interest in SW4 JV LP, whose activities are carried out through the following wholly-owned asset: Dallas SW4, four stabilized garden-style multifamily properties in Dallas-Fort Worth MSA.
(2)	Acquired in 2019, an initial 7.2% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 8, Related Party Arrangements.

As of and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s material equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	SW4 JV LP As of June 30, 2020	National Lending, LLC As of June 30, 2020
Real estate assets, net	$206,542	$-
Other assets	7,590	47,416
Total assets	$214,132	$47,416

Mortgage notes payable	$135,543	$-
Other liabilities	3,573	-
Equity	75,016	47,416
Total liabilities and equity	$214,132	$47,416
Company’s equity investment, net	$37,759	$2,243

Condensed income statement information:	SW4 JV LP For the Six Months Ended June 30, 2020	National Lending, LLC For the Six Months Ended June 30, 2020
Total revenue	$9,996	$311
Total expenses	10,673	14
Net income (loss)	$(677)	$297
Company’s equity in net income (loss) of investee	$(346)	$16

As of December 31, 2019 and for the six months ending June 30, 2019, the condensed financial position and results of operations of the company’s equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	NP 84, LLC As of December 31, 2019	SW4 JV LP As of December 31, 2019	National Lending, LLC As of December 31, 2019
Real estate assets, net	$-	$203,768	$-
Other assets	-	16,911	19,313
Total assets	$-	$220,679	$19,313

Mortgage notes payable	$-	$134,302	$-
Other liabilities	-	8,616	-
Equity	-	77,561	19,313
Total liabilities and equity	$-	$220,679	$19,313
Company's equity investment, net	$-	$39,556	$1,389

Condensed income statement information:	NP 84, LLC For the Period from April 1, 2019 (Acquisition) to June 20, 2019 (Liquidation)	SW4 JV LP For the Period from June 28, 2019 (Acquisition) to June 30, 2019
Total revenue	$871	$110
Total expenses	-	55
Net income (loss)	$871	$55
Company’s equity in net income (loss) of investee	$109	$28
Company’s share of origination costs within equity	$-	$(818)

National Lending was formed on July 1, 2019 and therefore no operating results have been presented for the six months ended June 30, 2019.

4.	Investments in Rental Real Estate Properties

As of June 30, 2020 and December 31, 2019, we had one rental real estate property.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Land	$509	$509
Building & building improvements	339	314
Furniture & fixtures	4	4
Total gross investment in rental real estate properties	$852	$827
Less: Accumulated depreciation	(19)	(10)
Total investment in rental real estate properties, net	$833	$817

As of June 30, 2020 and December 31, 2019, the carrying amount of the rental real estate properties above included capitalized transaction costs of approximately $17,000, which includes acquisition fees paid to the Sponsor of $15,000.

For the six months ended June 30, 2020 and 2019, the Company recognized approximately $9,000 and $4,000, respectively, of depreciation expense on rental real estate properties.

5.	Above- and Below-Market Leases

The Company recognizes acquired in-place “above-” and “below-market” leases as rental revenue over the original term of the respective leases. The impact of the acquired below-market leases increased revenue for the six months ended June 30, 2020 and 2019 by approximately $13,000 and $2,000, respectively. For the six months ended June 30, 2020, this amount includes accelerated amortization of the RSE E353 Controlled Subsidiary below-market lease upon the signing of a new lease agreement for a previously vacant unit. The following table summarizes the scheduled amortization of the Company’s acquired below-market lease intangibles for each of the five succeeding years (amounts in thousands):

Below-Market Lease Amortization
Remainder of 2020	$2
2021	3
2022	3
2023	3
2024	3
Thereafter	14
Total acquired below-market lease intangibles	$28

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2020 and the year ended December 31, 2019 (all tabular amounts are in thousands except per share data):

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2020	Payment Date	Total Declared
February 1, 2020 through February 29, 2020	0.0008219178	$106		01/29/2020	$106	04/09/2020	$1
March 1, 2020 through March 31, 2020	0.0013698630	193		02/26/2020	193	04/09/2020	-
April 1, 2020 through April 30, 2020	0.0000000000	-		N/A	-	N/A	-
May 1, 2020 through May 31, 2020	0.0000000000	-		N/A	-	N/A	-
June 1, 2020 through June 30, 2020	0.0000000000	-		N/A	-	N/A	-
July 1, 2020 through July 31, 2020	0.0004109589	60	(2)	06/29/2020	-	10/21/2020	-
Total		$359			$299		$1

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date	Total Declared
November 1, 2019 through November 30, 2019	0.0010958904	$148		10/31/2019	$-	01/13/2020	$-
December 1, 2019 through December 30, 2019	0.0019178082	257		11/26/2019	-	01/13/2020	-
December 31, 2019	0.0329394230	148		12/26/2019	-	01/13/2020	1
January 1, 2020 through January 31, 2020	0.0009589041	131	(3)	12/23/2019	-	04/09/2020	-
Total		$684			$-		$1

(1)	Total distributions declared to related parties are included in total distributions declared to all members.
(2)	The liability for the July 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2020 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2020.
(3)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 consolidated financial statements. This amount was subsequently determined to be approximately $132,000.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2020 and December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2020 and 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2020 and 2019, the Manager incurred approximately $10,000 and $4,000 of costs on our behalf, respectively. Of these amounts, approximately $6,000 and $3,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV, which, until December 31, 2019 was based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The Manager has agreed, for a period from inception until June 30, 2019 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The Manager decided to further waive its asset management fees through September 30, 2019.

During the six months ended June 30, 2020 and 2019, we have incurred asset management fees of approximately $191,000 and $0, respectively. As of June 30, 2020 and December 31, 2019, approximately $95,000 and $94,000, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2020 and June 30, 2019, no development management fees have been incurred or paid to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2020 and December 31, 2019, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2020 and 2019, no special servicing fees have been incurred.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of June 30, 2020 and December 31, 2019, no disposition fees are payable to the Manager. For the six months ended June 30, 2020 and 2019, no disposition fees have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2020 and 2019, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2020 and 2019, fees of approximately $5,000 and $4,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2020 and December 31, 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2020 and 2019, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 500 common shares as of June 30, 2020 and December 31, 2019.

For the six months ended June 30, 2020 and 2019, the Sponsor incurred approximately $9,000 and $2,000 of operational costs on our behalf, respectively. Of these amounts, approximately $1,000 and $1,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The following table presents the Company’s acquisition fees related to investments in residential real estate properties paid to the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Acquisition fees incurred and paid to the Sponsor	$-	$15
Total	$-	$15

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 20, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2020 and December 31, 2019, the Company has contributed approximately $2.2 million and $1.4 million for a 4.7% and a 7.2% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. As of June 30, 2020 and December 31, 2019, we have not entered into any promissory notes with National Lending.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2020 and December 31, 2019, approximately $3,000 and $293,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 16, 2020 for potential recognition or disclosure.

Offering

As of September 16, 2020, we had raised total gross offering proceeds of approximately $49.3 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 4,928,000 of our common shares.

Additional Contribution to National Lending, LLC

On July 15, 2020, the Company contributed an additional $131,000 to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $2.3 million, which is equivalent to approximately 4.5% ownership in National Lending as of July 15, 2020.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results such as the potential negative impact to occupancy and corresponding rental income from its investments in real estate and investments in equity method investees. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on December 21, 2018)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on December 21, 2018)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Appendix B to the Company’s Offering Circular filed on March 11, 2020)
6.1*	Form of License Agreement between Fundrise Growth eREIT III, LLC and Fundrise LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on December 21, 2018)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT III, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on December 21, 2018)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on December 21, 2018)

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 16, 2020.

Fundrise Growth eREIT III, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 16, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and	September 16, 2020
Benjamin S. Miller	Treasurer of Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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